UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

22 Einstein St., Ness Ziona 7403686 Israel

+972-8-974-0000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Steakholder Foods Ltd., or the Company, and Alumni Capital, LP, or Alumni, entered into amendments to their Any Market Purchase Agreement, or AMPA, of February 27, 2025, establishing an $8 million equity line of credit for the Company, pursuant to which, the Company may sell to Alumni up to $8 million of the Company’s ADSs from time to time during the term of the AMPA.

Pursuant to an amendment entered into on March 25, 2026, no more than two business days shall pass from the provision of a purchase notice, instructing Alumni to purchase shares of the Company pursuant to the AMPA, until the date upon which such transaction will be settled, and the purchase price shall be set no later than the business day following the provision of such a purchase notice.

Pursuant to an amendment entered into on May 5, 2026, the effective period of the AMPA shall be extended by one year, to June 30, 2027.

The foregoing descriptions of these amendments are not complete and are qualified in their entirety by reference to the full text of each such amendment, copies of which are filed herewith as Exhibit 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

The amendments are expected to take effect upon the effectiveness of a registration statement registering the resale of the shares to be issued pursuant to the AMPA.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Amendment to Any Market Purchase Agreement, dated as of March 25, 2026, between the Company and the investor identified on the signature page thereto
10.2	Amendment to Any Market Purchase Agreement, dated as of May 5, 2026, between the Company and the investor identified on the signature page thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: May 7, 2026

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